January 12, 2017

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Ms. Mara L. Ransom
Assistant Director
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Pampa Energía S.A.
Amendment No. 1 to Registration Statement on Form F-4
Filed December 14, 2016
File No. 333-214841

Dear Ms. Ransom:

We are in receipt of the letter dated December 28, 2016 (the “December 28 Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 by Pampa Energía S.A. (“Pampa”).  We responded to the Staff’s December 28 Comment Letter on January 3, 2017 via a letter addressed to the Staff (the “January 3 Response Letter”) and concurrently filed (via EDGAR) Amendment No. 2 to Registration Statement on Form F-4/A (the “Form F-4/A”), which reflected changes made in response to the Staff’s comments.

Pampa is submitting this letter to supplement its January 3 Response Letter so as to respond more fulsomely to the Staff’s first comment in the December 28 Comment Letter.  All terms used but not defined herein have the meanings assigned to such terms in the Form F-4/A.  For ease of reference, we have set forth the Staff’s first comment in the December 28 Comment Letter and Pampa’s supplemental response below.

General

1.              At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response:

In our January 3 Response Letter, we confirmed that on December 16, 2016, we received a comment letter from the Staff (the “20-F Comment Letter”) in connection with its review of, among other items, Pampa’s Form 20-F/A for the fiscal year ended December 31, 2015 (File No.

1-34429) (the “Pampa Form 20-F/A”).  We also noted that on December 27, 2016, Pampa filed a response to the 20-F Comment Letter (the “20-F Response Letter”), responding to the Staff’s inquiries about the accounting treatment of certain transactions and investments of Pampa, including with respect to impairment testing of certain investments in the hydroelectric generation and electricity distribution sectors.  Pampa requested that the declaration of effectiveness of Pampa’s Form F-4 not be conditioned on the resolution of the Staff’s review of the Pampa Form 20-F/A in connection with the 20-F Comment Letter.

Although we understand that the Staff continues to review the 20-F Response Letter and may send further comments, Pampa wishes to clarify that it does not believe the issues raised in the 20-F Comment Letter are material to the investment decision to be made in connection with the proposed merger described in the Form F-4/A.

First, Pampa does not believe that the Staff’s review of the Pampa Form 20-F/A will result in a restatement of Pampa or its subsidiaries’ financial statements.  Even if the Staff requests further information relating to the matters raised in the 20-F Comment Letter, Pampa believes that they will, at most, require Pampa to provide supplemental information and will not result in changes to the accounting treatment given to Pampa’s transactions and investments and thus will not require a restatement of its financial statements for any prior period.

Second, nearly all of the questions raised in the 20-F Comment Letter are related to the application of accounting standards to facts and circumstances that were disclosed in the Pampa 20-F/A.  For example:

•                  Comment 3 in the 20-F Comment Letter, which relates to the accounting treatment for Pampa’s investment in CIESA, says “We note from disclosures throughout your filing that you own a 10% interest in CIESA, a company holding 51% of TGS’s stock, and that you have a 40% “fiduciary interest” in CIESA through a trust agreement.”

•                  Comment 5 in the 20-F Comment Letter, which relates to material asset impairments, notes that Pampa made “disclosures throughout your filing discussing the challenging economic and financial environment surrounding HIDISA and HINISA within your Generation segment and Edenor within your Distribution segment”.

In addition, Comments 2 and 4 relate to the proper accounting treatment of transactions that were disclosed extensively in the Pampa 20-F/A and Comment 6 relates to certain provisional remedies that have been extensively disclosed in the press and are disclosed in Pampa’s Form 6-K filed on November 21, 2016.  Comment 7 relates to a request from the Staff to improve future disclosure.  Thus, none of the comments relate to facts and circumstances that were not disclosed in the Pampa Form 20-F/A.

Finally, Pampa elected to disclose that the Staff had issued the 20-F Comment Letter and the nature of its comments both in the Form F-4/A (see page (iv) at “—SEC Comment Letter”) and in a current report filed on Form 6-K on January 5, 2017.  Therefore, investors are aware that the Staff continues to review the Pampa Form 20-F/A and may take that into account in making their investment decision.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225-2372 or Adam Brenneman at (212) 225-2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

/S/ RICARDO TORRES
Ricardo Torres
Co-Chief Executive Officer

cc:	Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP